March 26, 2010

VIA EDGAR

John A. Spitz, Staff Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	TFS Financial Corporation
File No. 001-33390
Form 10-K for the fiscal year ended September 30, 2009
Form 10-Q for the quarter ended December 31, 2009

Dear Mr. Spitz:

TFS Financial Corporation (the “Company”, or “we”, or “our”, or “us”) has received the March 12, 2010 comment letter from the Securities and Exchange Commission (the “Letter”) with respect to the filings referenced above (the “Filings”).

Our response to each comment is set forth below. For the convenience of the Staff, we have repeated each comment, followed by our response, in the order, and according to the numbers assigned in the Letter.

*    *    *    *    *

Form 10-K for the Fiscal Year Ended September 30, 2009

Item1. Business

Lending Activities, page 7

SEC Comment No. 1 – “We note disclosure on page 15 that your troubled debt restructurings have increased from $869 thousand as of September 30, 2008 to $44.6 million as of September 30, 2009. Further, we note per review of your Form 10-Q for the period ended December 31, 2009, troubled debt restructurings have increased to $66.9 million. Please tell us as of December 31, 2009 and revise your future filings to disclose the following:

•	your troubled debt restructurings differentiating between those considered accrual and non-accrual;

•	your policy regarding how many payments the borrower needs to make on the restructured loans before returning the loan to accrual status; and

•

quantification of types of concessions made (i.e. reduction in interest rates, payment extensions, forgiveness of principle, forbearance or other actions) in addition to your success with each type of concession offered.”

TFS Financial Corporation Response – Loans modified in troubled debt restructurings that are non-accruing at the end of the reporting period are included in non-accrual loans. The table on the next page delineates our troubled debt restructurings as of December 31, 2009, between those considered accrual and non-accrual. The table also provides a quantification of the types of troubled debt restructuring concessions that have been extended to debtors.

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March 26, 2010

	At December 31, 2009
	(Dollars in thousands)
	Reduction in interest rates	Payment extensions	Forbearance or Other actions	Multiple concessions	Total
Loan status
Accrual	$8,582	$5,764	$8,828	$43,692	$66,866
Non-accrual	509	222	1,842	321	2,894

Total	$9,091	$5,986	$10,670	$44,013	$69,760

Sixty-five percent of loans modified through our restructuring program are for current borrowers who request a modification due to a recent or impending event that has caused or will cause a temporary financial strain and who receive concessions that would otherwise not be considered. Some loans modified through our loan restructuring program may not be accruing interest at the time of the modification. Our policy is to return such modified loans to accrual status once the borrower demonstrates performance according to the terms of the restructuring agreement for a period of at least six months.

Inasmuch as the majority of our troubled debt restructurings have occurred during the last 15 months and only 37 loans have been subject to restructuring terms for at least one year, we believe that it may be premature to draw general conclusions with respect to the effectiveness of any individual concession type. With that qualification in mind, our short term experience has been that the following loans have performed successfully for one year or more under the terms of the restructuring: one of two loans granted a rate reduction, 23 of 34 loans granted a forbearance, and one of one loan granted multiple concessions.

We will include in future filings disclosures that differentiate between accrual and non-accrual troubled debt restructured loans, quantify the types of concessions granted in restructurings, and explain our policies for placing troubled debt restructured loans on non-accrual status and returning them to accrual status, similar to the text and table above. Furthermore, we will provide a discussion about our success with each type of concession offered.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operation

Critical Accounting Policies

Allowance for Loan Losses, page 54

SEC Comment No. 2 – “We note in your disclosure on page 55 that during the current fiscal year for your general reserve you supplemented your historical loss factors by a market valuation allowance that addresses more qualitative factors. Please tell us and include in future filings the following:

•	the financial statement impact of this change on your allowance and provision for loan losses in addition to the period this change occurred; and

•	a more detailed understanding of the market valuation allowance in addition to comparing and contrasting this approach to your previous methodology.”

TFS Financial Corporation Response – Significant economic turmoil, particularly the impact of that turmoil on the housing market and housing valuations, has required that organizations in general, and our company specifically, re-examine and refine procedures used to estimate and

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establish appropriate loan loss reserves. Throughout this period of turmoil, we have attempted to continually modify our evaluation procedures and to consider the most timely available marketplace data, including the performance of our portfolio, industry statistical trends and benchmark methodologies employed in the determination of appropriate loan loss valuation reserves. The modification process has been iterative and the validity and accuracy of our approach is re-evaluated each quarter. During the last two years, numerous modifications to our procedures have been made including the following:

•

as of June 30, 2008, an accelerated individual loan loss review framework was implemented that evaluated all equity lines of credit that were ninety days or more past due, and added $12 million to our provision for loan losses and the total allowance for loan losses carried on our balance sheet;

•	as of September 30, 2008, an expanded individual loan loss review framework was implemented for our residential real estate and equity loans delinquent 180 days or more;

•

as of March 31, 2009 and as a precursor to the qualitative market valuation allowance (“MVA”) that was subsequently added in September, an additional $10 million was added to our traditional general valuation allowance which correspondingly increased our loan loss provision and the total allowance for loan losses carried on our balance sheet; and

•	as of September 30, 2009, the qualitative MVA was formally added to our procedures to provide consideration of factors that may not be directly derived from historical portfolio performance.

The MVA supplement to the “general” component of our overall allowance for loan losses added approximately $33 million to the provision for loan losses and the total allowance for loan losses carried on our balance sheet as of and for the quarter ended September 30, 2009. (Please refer to our response to Comment No. 9, later in this letter, which includes a table that summarizes, by quarter, various information related to our provision for loan losses and our allowance for loan losses.)

With its orientation aligned more closely with contemporaneous qualitative factors, as opposed to the more historically-oriented loss experience factors, the MVA ensures that the provision for loan losses recognized in our income statement, as well as the balance of the allowance for loan losses carried on our balance sheet, remain consistent with not only our experience, but also with our expectations, which are influenced by the then-current status of the economy and housing markets and how those conditions may impact the performance of loans held on our balance sheet on the reporting date. In developing the MVA, we consider those factors that we believe are the most germane at each particular point in time. The factors evolve and change as the economy and circumstances evolve and change, and accordingly, comparability between periods may be limited. For example, at September 30, 2009, among the factors that we believed were most relevant to our MVA considerations was an analysis using various percentage declines in property values that was applied to our specific valuation allowances based on national data provider’s Home Price Index National Average. At December 31, 2009 the basis for determining the appropriate level of our MVA factors was revised to include a modified property value analysis based on localized/regionalized home price indices along with revised percentage declines. We expect the MVA factors used in our deliberations will continue to evolve and change in future periods and that such changes will influence our judgment regarding appropriate provisions for loan losses as well as the adequacy of our allowance for loan losses.

We will include in future filings the financial statement impact of changes in our MVA and a more detailed discussion of the MVA and changes thereto.

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Consolidated Statements of Cash Flows, page 83

SEC Comment No. 3 – “We note that during the current year you sold $1.34 billion of loans that were originally classified as held for investment compared to $373.6 million during the previous year. We also note that during the three-months ended December 31, 2009 you sold an additional $122.6 million. Please tell us and revise future filings to disclose the reasons for these loan sales (i.e. liquidity, asset quality deterioration, etc.) in addition to an understanding of the increase during the current year.”

TFS Financial Corporation Response – Loan sales are undertaken to improve our interest rate risk position in the event that market interest rates increase. Please refer to Item 7A. Quantitative and Qualitative Disclosures About Market Risk, page 71 of Form 10-K for the Fiscal Year Ended September 30, 2009, where we disclose—“We have sought to manage our interest rate risk in order to control the exposure of our earnings and capital to changes in interest rates. As part of our ongoing asset-liability management, we currently use the following strategies to manage our interest rate risk:

(i)	securitizing and selling long-term, fixed-rate residential real estate mortgage loans (italics added);

(ii)	marketing adjustable-rate loan products, including equity lines of credit;

(iii)	lengthening the weighted average remaining term of major funding sources, primarily by offering attractive interest rates on deposit products, particularly longer-term certificates of deposit;

(iv)	investing in shorter-to medium-term investments and mortgage-backed securities; and

(v)	maintaining high levels of capital.”

The volume of loan sales is generally linked to the volume of new, fixed-rate mortgage production. Some loans may be originated with the intent to hold into the foreseeable future while others may be originated with the intent to sell in the secondary market. When mortgage interest rates decline or remain at cyclical lows, (which has been the case since December 2008), fixed-rate mortgage lenders generally see an increase in business volumes. In the past, we have sold fixed-rate mortgage loans (to remove the associated interest rate risk from our balance sheet) while retaining the mortgage servicing rights for the sold loans. By retaining our relationship with the borrower through mortgage servicing, we have found that because of that relationship, borrowers frequently return to us when it is advantageous for them to refinance their loans. As a result, when refinancing levels increase, our owned, fixed-rate mortgage loan portfolio increases. Absent sales of these refinanced loans, additional interest rate risk is layered onto our balance sheet. Our first “Risk Factor” (on page 40 of the Form 10-K) pertains to the unfavorable impact that changes in interest rate could have on our net income. To mitigate a portion of this risk we sell loans, but retain all mortgage servicing rights. In future filings we will supplement the disclosures historically provided in Item 7A (as described above) as well as disclosures in the overview of Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”), page 51 of the Form 10-K where we disclose—“We manage the risk of holding long-term, fixed-rate mortgage assets by moderating the attractiveness of our loan offerings, thereby controlling the level of additions (new originations) to our portfolio, and by periodically selling long-term, fixed-rate mortgage loans in the secondary market to reduce the amount of those assets held in our portfolio (italics added)”, with additional disclosure in the overview section of MD&A where we will discuss any significant changes in sales activity.

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Note 5. Loans and Receivables, page 92

SEC Comment No. 4 – “We note that you have significant residential real estate and equity loans and lines of credit in Florida and California as of September 30, 2009. Please tell us how you considered the guidance in ASC 280-10-50-12 (paragraph 18(c) of SFAS 131) in determining whether to present your different geographic locations as separate operating segments.”

TFS Financial Corporation Response – Please be advised that the guidance in ASC 280-10-50-12 is not applicable to our reporting because our different geographic locations are not operating segments. We originate all of our residential real estate and equity lines of credit using the same centralized underwriting approach and do not maintain or evaluate revenue or expense performance on a geographic basis. All support for loan originations and servicing is centrally located, and physical branches are only located in Florida and Ohio. We also do not prepare discrete financial information by geographical location. While certain performance measures are available by geographic location, such as delinquencies and loan-to-value ratios, these are not regularly evaluated criteria used by the chief operating decision maker to allocate company resources. This additional geographic information is solely reported to provide readers of our financial statements with a better understanding of our company.

SEC Comment No. 5 – “As a related matter and given the dispersed geographic locations in which you operate, please supplementally provide us with a further breakdown of your loan portfolio and related asset quality disclosures (non-performing loans, rollforward of your allowance for loan losses, etc.) in each of these locations as of December 31, 2009 in addition to your two previous fiscal year ends.”

TFS Financial Corporation Response – The tables on the following pages represent our real estate loan portfolio and related asset quality disclosures with breakdown by Ohio, Florida and, when applicable, California. Balances related to other states are included in Other.

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Loan portfolio

	December 31, 2009	September 30, 2009	September 30, 2008
	(Dollars in thousands)
Real estate loans:

Residential non-Home Today
Ohio	$4,601,189	$4,562,601	$5,108,546
Florida	1,303,829	1,303,815	1,122,156
Other	127,242	123,867	168,790

Total Residential non-Home Today	6,032,260	5,990,283	6,399,492

Residential Home Today
Ohio	277,125	279,835	291,386
Florida	10,991	11,128	11,070
Other	726	729	697

Total Residential Home Today	288,842	291,692	303,153

Equity loans and lines of credit (1)
Ohio	1,187,833	1,192,498	1,098,912
Florida	831,279	831,979	731,538
California	339,890	343,432	292,100
Other	614,936	615,094	365,504

Total Equity loans and lines of credit	2,973,938	2,983,003	2,488,054

Construction	97,199	94,287	115,323
Consumer loans:
Automobile	7	35	1,044
Other	7,351	7,072	6,555

Total loans receivable	9,399,597	9,366,372	9,313,621
Deferred loan fees, net	(11,775)	(10,463)	(14,596)
Loans in process	(40,233)	(41,076)	(46,493)
Allowance for loan losses	(97,280)	(95,248)	(43,796)

Total loans receivable, net	$9,250,309	$9,219,585	$9,208,736

(1)	Includes bridge loans

Delinquent Loans

	Loans Delinquent For
	30-89 Days		90 Days and Over		Total
	Number	Amount	Number	Amount	Number	Amount
	(Dollars in thousands)
At December 31, 2009
Real estate loans:
Residential non-Home Today
Ohio	215	$22,168	582	$60,333	797	$82,501
Florida	43	8,514	191	42,691	234	51,205
Other	4	1,015	3	560	7	1,575

Total Residential non-Home Today	262	31,697	776	103,584	1,038	135,281

Residential Home Today
Ohio	257	22,104	933	85,488	1,190	107,592
Florida	5	554	30	3,004	35	3,558

Total Residential Home Today	262	22,658	963	88,492	1,225	111,150

Equity loans and lines of credit (1)
Ohio	272	8,661	392	18,673	664	27,334
Florida	126	10,632	245	25,381	371	36,013
California	17	1,598	33	4,055	50	5,653
Other	43	2,576	145	13,595	188	16,171

Total Equity loans and lines of credit	458	23,467	815	61,704	1,273	85,171

Construction	5	630	52	11,556	57	12,186
Consumer loans:
Automobile loans	1	0	3	2	4	2
Other	—	—	—	—	—	—

Total	988	$78,452	2,609	$265,338	3,597	$343,790

(1)	Includes bridge loans

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Delinquent Loans (cont.)

	Loans Delinquent For
	30-89 Days		90 Days and Over		Total
	Number	Amount	Number	Amount	Number	Amount
	(Dollars in thousands)
At September 30, 2009
Real estate loans:
Residential non-Home Today
Ohio	212	$22,235	564	$59,502	776	$81,737
Florida	40	8,587	177	39,685	217	48,272
Other	1	118	4	874	5	992

Total Residential non-Home Today	253	30,940	745	100,061	998	131,001

Residential Home Today
Ohio	288	24,986	888	82,175	1,176	107,161
Florida	8	845	25	2,519	33	3,364

Total Residential Home Today	296	25,831	913	84,694	1,209	110,525

Equity loans and lines of credit (1)
Ohio	284	9,198	404	19,962	688	29,160
Florida	127	10,630	224	22,959	351	33,589
California	21	1,993	37	4,295	58	6,288
Other	59	4,251	128	12,135	187	16,386

Total Equity loans and lines of credit	491	26,072	793	59,351	1,284	85,423

Construction	7	1,465	56	11,638	63	13,103
Consumer loans:
Automobile loans	2	1	3	1	5	2
Other	—	—	—	—	—	—

Total	1,049	$84,309	2,510	$255,745	3,559	$340,054

At September 30, 2008
Real estate loans:
Residential non-Home Today
Ohio	250	$22,950	372	$33,847	622	$56,797
Florida	33	7,536	49	9,811	82	17,347
Other	4	899	1	277	5	1,176

Total Residential non-Home Today	287	31,385	422	43,935	709	75,320

Residential Home Today
Ohio	320	28,895	676	62,260	996	91,155
Florida	10	1,123	12	1,419	22	2,542

Total Residential Home Today	330	30,018	688	63,679	1,018	93,697

Equity loans and lines of credit (1)
Ohio	357	12,429	416	19,594	773	32,023
Florida	128	9,643	242	22,844	370	32,487
California	12	1,071	17	1,953	29	3,024
Other	49	3,561	121	10,039	170	13,600

Total Equity loans and lines of credit	546	26,704	796	54,430	1,342	81,134

Construction	4	758	57	10,842	61	11,600
Consumer loans:
Automobile loans	4	3	—	—	4	3
Other	—	—	—	—	—	—

Total	1,171	88,868	1,963	$172,886	3,134	$261,754

(1)	Includes bridge loans

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Activity in allowance for loan losses

	Year to Date as of
	December 31, 2009	September 30, 2009	September 30, 2008
	(Dollars in thousands)
Allowance balance (beginning of the period)	$95,248	$43,796	$25,111
Charge-offs:
Real estate loans:
Residential non-Home Today
Ohio	1,151	4,050	3,565
Florida	1,135	1,788	789
Other	491	1,057	645

Total Residential non-Home Today	2,777	6,895	4,999

Residential Home Today
Ohio	854	3,806	4,178
Florida	165	158	—
Other	—	46	105

Total Residential Home Today	1,019	4,010	4,283

Equity loans and lines of credit (1)
Ohio	1,983	5,625	1,624
Florida	5,832	35,289	3,544
California	1,495	4,890	—
Other	927	5,819	1,019

Total Equity loans and lines of credit	10,237	51,623	6,187

Construction
Ohio	183	1,442	519
Florida	—	—	79

Total Construction	183	1,442	598

Consumer loans:
Automobile loans	—	—	8
Other	—	—	—

Total charge-offs	14,216	63,970	16,075

Recoveries:
Real estate loans:
Residential non-Home Today	5	195	128
Residential Home Today	23	—	117
Equity loans and lines of credit (1)	219	225	8
Construction	1	—	—
Consumer loans:
Automobile loans	—	2	—
Other	—	—	7

Total recoveries	248	422	260

Net charge-offs	(13,968)	(63,548)	(15,815)
Provision for loan losses	16,000	115,000	34,500

Allowance balance (at the end of the period)	$97,280	$95,248	$43,796

(1)	Includes bridge loans

Note 13. Employee Benefit Plans, page 102

SEC Comment No. 6 – “We note your disclosure on page 102 that the changes in your actuarial assumptions during the fiscal year 2009 increased the projected benefit obligation for your defined benefit plan by $11.79 million at September 30, 2009. In addition, we note disclosure of your assumptions and that the discount rate to determine the benefit obligation was 5.4% and the discount rate to determine the net periodic benefit cost was 7.0%. Please tell us how you determined your discount rates and the facts and circumstances surrounding the significant change in these discount rates from fiscal year 2008. In addition, please consider disclosure of

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this information either in the financial statement footnotes or in the critical accounting policies section of MD&A in future filings.”

TFS Financial Corporation Response – The methodology used to determine the discount rates for the defined benefit plan did not change from fiscal year-end 2008 to fiscal year-end 2009. The Citibank Pension Discount Liability Index yield curve rates were used to determine the discount rates for the benefit obligation and the periodic benefit cost. The discount rate as of the previous fiscal year-end for the benefit obligation is the discount rate used to determine the net periodic benefit cost for the next fiscal year. The Citibank index is widely accepted and used in the pension accounting community as a discount rate benchmark. The fluctuating interest rate environment is what caused the changes in discount rates. In future filings, we will expand the Pension Benefits section of the critical accounting policies section of the MD&A to describe the method of determining discount rates as follows: “The determination of our obligations and expense for pension benefits is dependent upon certain assumptions used in calculating such amounts. Key assumptions used in the actuarial valuations include the discount rate, expected long-term rate of return on plan assets and rates of increase in compensation. To determine the discount rate used in the development of the benefit obligation and net periodic benefit cost, expected future benefit payments are discounted using industry benchmark yield curve rates. An equivalent single interest rate that produces the same present value of benefits is then determined as the discount rate. Actual results could differ from the assumptions and market-driven rates may fluctuate. Significant differences in actual experience or significant changes in the assumptions could materially affect future pension obligations and expense.”

Note 16. Fair Value, page 107

SEC Comment No. 7 – “We note your disclosure on page 108 that your investment securities available-for-sale totaling $23.43 million at September 30, 2009 are classified as Level 1 or Level 2 within the fair value hierarchy. Please revise your future interim and annual filings to disclose your debt securities by major security types as required by ASC 820-10-50-2 (paragraph 20(b) of FSP SFAS 157-4).”

TFS Financial Corporation Response – Future interim and annual filings will be revised to disclose our debt securities by major security types as required by ASC 820-10-50-2 (paragraph 20(b) of FSP SFAS 157-4), as demonstrated in the following table.

		Fair Value Measurements at Reporting Date Using
	September 30, 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(Dollar amounts in thousands)
Assets
Investment securities available for sale
U.S. government and agency obligations	$9,333	$—	$9,333	$—
Real estate mortgage investment conduits	5,053	—	5,053	—
Other	9,048	9,048	—	—
Mortgage loans held for sale	40,436	—	40,436	—
Derivatives	318	—	—	318

Total	$64,188	$9,048	$54,822	$318

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SEC Comment No. 8 – “We note your disclosure on page 109 that for your collateral-dependent impaired loans the fair value is based on a recent property valuation that can include automated valuation models, drive-by exterior appraisals, and broker price opinions. Please tell us and revise your future filings to disclose the following:

•	How you determine which of the three valuation methods to use in your measurement of impairment for collateral-dependent loans.

•	A description of the automated valuation model used to determine the fair value including the significant inputs utilized in the model.

•	How often you obtain updated appraisals for your collateral dependent loans, both performing and non-performing (non-accrual and/or impaired).

•	Describe any adjustments you make to the fair value calculated by the automated valuation model, appraisal, or broker price opinions for your impairment analysis.”

TFS Financial Corporation Response – To determine the fair value of our collateral-dependent impaired loans, we first attempt to obtain a commercially available automated valuation model (“AVM”). If an AVM is not available (e.g. new construction, unique properties, multiple unit condominiums, states and counties that do not disclose property values in the public record, and properties with insufficient comparables), a broker price opinion (“BPO”) is obtained or, if a BPO cannot be obtained, a drive-by exterior appraisal is ordered.

The AVMs that are used are commercially available, independently developed, and regularly updated services provided by unrelated third parties. Inputs to and computational manipulations of the models are proprietary to, and restricted by, the third party providers. However, publicly available information and discussions with the vendors indicate that property characteristics (size, style, location, etc.) are modeled against comparable properties, based on similar property characteristics and proximity to the subject property. Monthly, we test the values provided by these models against valuations indicated by full appraisals on comparable properties (generally where a first mortgage loan is being established for the comparable property).

Updated property valuations are obtained for all collateral-dependent non-performing loans that become contractually 180 days past due, except that updated appraisals are obtained for equity lines of credit loans that become contractually 90 days past due. Subsequently, annual updated appraisals are obtained for all loans that remain delinquent. Updated appraisals are not obtained for performing loans.

The fair market values provided by AVMs, BPO’s and drive-by exterior appraisals are generally reduced by a calculated cost derived from historical experience and recent market conditions to reflect our average net proceeds.

We will include in future filings more extensive disclosures about the valuation methods used in the measurement of impairment for collateral-dependent loans, the significant inputs utilized in AVMs, and how often valuations for collateral-dependent loans are updated, similar to those described in the text above. Additionally, we will describe adjustments made to fair values calculated by the AVMs, appraisals, or BPOs in our impairment analysis.

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Note 22, Selected Quarterly Data (Unaudited), page 119

SEC Comment No. 9 – “We note that your provision for loan losses recorded during the fourth quarter ended September 30, 2009 was $57.0 million. In addition, we note that your allowance for loan losses at June 30, 2009 was $55.9 million and the provision recorded as of the nine-months ended June 30, 2009 was $58.0 million. Please tell us the specific credit deterioration events that resulted in the significant provision for loan losses recorded during the fourth quarter of 2009. In your response, please include discussions of non-performing, impaired loans and any other information which impacted your provisioning during that period.”

TFS Financial Corporation Response – Please refer to our preceding response to Comment No. 2 in which our methodology is described and we discuss the modifications to our evaluation procedures that contributed to the significant provision for loan losses recorded during the fourth quarter of fiscal year 2009. As each quarter passes, we review various factors with the objective of making an appropriate provision for loan losses in our income statement as well as maintaining an appropriate allowance for loan losses on our balance sheet. Presented below is a table that provides information, on a quarterly basis, about our delinquent loans (90 or more days past due), net charge-offs, our baseline provision for loan losses, any noteworthy modification added during a particular quarter, the resultant provision (after any modifications) for loan losses, the balance of our allowance for loan losses, and finally, the ratio of the allowance for loan losses to significantly delinquent loans (all dollar amounts are in millions).

As of or for the quarter ended	Loans 90 or more days past due	Net charge offs	Baseline provision for loan losses	Provision modifications	Recorded provision for loan losses	Allowance for loan losses	Ratio of allowance to delinquent loans
12/31/2007	$130	$2.00	$3.00		$3.00	$26	20.00%
3/31/2008	$136	$2.50	$4.50		$4.50	$28	20.60%
6/30/2008	$156	$4.00	$6.00	$12.00	$18.00	$42	26.90%
9/30/2008	$173	$7.50	$9.00		$9.00	$44	25.40%
12/31/2008	$203	$5.00	$10.00		$10.00	$49	24.10%
3/31/2009	$221	$17.00	$18.00	$10.00	$28.00	$60	27.10%
6/30/2009	$238	$24.00	$20.00		$20.00	$56	23.50%
9/30/2009	$256	$17.50	$24.00	$33.00	$57.00	$95	37.10%
12/31/2009	$265	$14.00	$16.00		$16.00	$97	36.60%

The table provides an overview of the interplay of delinquencies, charge-offs, baseline provisions, modifications to the baseline and the allowance. The column labeled “Baseline provision for loan losses” initially (for the quarters ended December 31, 2007 and March 31, 2008) reflected the results of computational procedures based primarily on our historical loss experience and our loan loss provision methodology. As modifications were introduced into the process, our procedures were revised and thereafter, the modification procedures became a component of subsequent baseline provisions. For the column labeled “Provision modifications”, please again refer to our preceding response to Comment No.2 which describes the modifications. As described therein, modifications have been both quantitative and qualitative in nature and are intended to be responsive to current market conditions.

We have structured the procedures related to our evaluation of the adequacy of our provision for loan losses and the appropriateness of the balance of our allowance for loan losses, in a manner that captures current quarter activity (i.e. charge-offs and changes in specific reserves) while simultaneously recognizing the loss exposure that resides in the remaining owned portfolio. As

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March 26, 2010

delinquencies and net charge-offs have increased, we have continued to build both the absolute dollar amount and the ratio to delinquencies, of our allowance for loan losses.

Of note, the upsurge in charge-offs in the March and June quarters of 2009 reflects the technical distinction between specific valuation allowances and charge-offs. As described in the response to Comment No. 2 above, as of June 30, 2008 we accelerated our individual loan loss review framework for all equity lines of credit that were ninety days or more past due. This modification added $12 million to our provision for loan losses and to the total allowance for loan losses carried on our balance sheet. As the resolution of mortgage loans collateralizing equity lines of credit can frequently cover an extended period of time, the charge-off of many of the lines of credit related to the June 30, 2008 modification were not recorded until the March and June 2009 quarters. This timing distorted the activity for those individual quarters.

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Pursuant to the instructions of your Letter, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosures in the Filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filings; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any additional questions or wish to receive more information with respect to any of the matters addressed in our response, please contact me at (216) 429-5363.

Sincerely,

/s/ David S. Huffman
David S. Huffman, Chief Financial Officer